
September 15, 2025

Sandstorm Gold Royalties Announces Filing and Mailing of Meeting Materials for the Special Meeting of Shareholders to Approve Proposed Plan of Arrangement with Royal Gold on October 9, 2025

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) announced today that it has filed its notice of meeting, management information circular (the "Circular") and related documents (collectively, the "Meeting Materials") with securities regulators in connection with the special meeting (the "Meeting") of the holders (the "Shareholders") of common shares of the Company (the "Sandstorm Shares"). The Meeting Materials have also been mailed to Shareholders and can also be accessed on the Company's website at www.sandstormgold.com, Sandstorm's SEDAR+ profile at www.sedarplus.ca, and on Edgar at www.sec.gov.

Meeting Details

The Meeting is to be held on October 9, 2025 at 8:00 a.m. (Vancouver time) in the Gold Boardroom at the Company's head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6. Only holders of Sandstorm Shares of record as of the close of business on September 8, 2025, the record date for the Meeting, are entitled to receive notice of and vote at the Meeting.

At the Meeting, Shareholders will be asked to pass a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") with Royal Gold, Inc. ("Royal Gold"), whereby Shareholders will receive 0.0625 shares of common stock of Royal Gold for each Sandstorm Share held (the "Exchange Ratio") pursuant to the terms of an arrangement agreement entered into between Sandstorm and Royal Gold on July 6, 2025 (the "Arrangement Agreement"). The Exchange Ratio represents an implied value of approximately $3.5 billion as at the date of the Arrangement Agreement. This represents a 21% premium to the 20-day volume-weighted average price ("VWAP") of the Sandstorm



Shares for the period ended July 3, 2025, and a 17% premium to the closing price of the Sandstorm Shares on the New York Stock Exchange (the "NYSE") on July 3, 2025. Upon completion of the Arrangement, existing Royal Gold and Sandstorm shareholders will own approximately 77% and 23% of the outstanding common stock of the combined company, respectively, based on the number of issued and outstanding securities of both companies as at the date of the Arrangement Agreement.

Board Recommendation

The Board of Directors of Sandstorm and a special committee of independent directors of Sandstorm (the "Special Committee") have unanimously determined that the Arrangement is in the best interests of Sandstorm and unanimously **recommend** that Shareholders vote **FOR** the Arrangement Resolution. The determination of the Special Committee and the Board is based on various factors set forth below and described more fully in the Circular.

Strategic Rationale

The Arrangement is poised to create significant value for Shareholders by delivering multiple benefits:

- Maintains exposure to Sandstorm's gold-focused, high-quality, long-life royalty and streaming portfolio with significant built-in growth from its principal assets;

- Daylights intrinsic value of Sandstorm's portfolio, closing the valuation gap between Sandstorm and its mid-tier peers;

- Attractive premium to the 20-day volume-weighted average price of Sandstorm Shares for the period ended July 3, 2025, which continue to trade near 10-year highs;

- Improves pro-forma portfolio maturity by reducing the relative concentration of development-stage assets through the integration of a larger, more diversified asset base;

- Enhanced access to institutional investors via an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity; and

- Equity participation in a large-scale precious metals streaming and royalty company with a significant re-rating potential and proven track record of capital returns.

Your vote is important, no matter how many Sandstorm Shares you hold. The Board of Directors of Sandstorm unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Shareholders are encouraged to vote their shares well in advance of the proxy voting deadline on October 7, 2025 at 8:00 a.m. (Vancouver time).



How to Vote

	REGISTERED SHAREHOLDERS	NON-REGISTERED SHAREHOLDERS (Shares Held with a Broker, Bank or Other Intermediary)
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Toll-Free: 1-866-732-8683 International: 312-588-4290	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Questions & Voting Assistance

Shareholders who have questions about the Meeting or require assistance in voting may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free | 1-877-452-7184

Outside North America | 1-416-304-0211

By Email | assistance@laurelhill.com

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson
President & CEO
604 689 0234

Kim Bergen
VP, Capital Markets
604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.



CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the United States Securities Act of 1933 (the "U.S. Securities Act"), the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the completion of the Arrangement with Royal Gold and the anticipated timing thereof, the realization of synergies, anticipated benefits and expected premiums in connection with the Arrangement, the future price of the Royal Gold Shares, the results of any preliminary economic assessment, Pre-Feasibility Study or Feasibility Study, and the receipt of required approvals for the Arrangement. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties or Royal Gold will operate in the future, the receipt of all required approvals for the Arrangement in a timely manner and on satisfactory terms, the listing of the shares of Royal Gold common stock to be issued pursuant to the Arrangement on the Nasdaq, the ability of Sandstorm and Royal Gold to satisfy all conditions to the completion of the Arrangement, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, the risk that the Arrangement may not close on the anticipated timing or at all or on the terms and conditions set forth in the Arrangement Agreement; the risk that the Company or Royal Gold fails to obtain the necessary approvals, including shareholder and regulatory approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; the risk that the closing of the Arrangement may be delayed or not occur at all, the risk that either Royal Gold or Sandstorm may terminate the Arrangement Agreement and either Royal Gold or Sandstorm is required to pay a termination fee to the other party, the risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; risks relating to the failure of the Company to comply with the terms of the Arrangement Agreement which may, in certain circumstances, result in the Company being required to pay a termination fee to Royal Gold, the result of which could have a material adverse effect on the Company's financial position and results of operations and its ability to fund growth prospects and current operations; the risk that the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Sandstorm's and Royal Gold's respective assets; risks related to competitive conditions, as well as those factors discussed in the section entitled "Risk Factors" in the Circular, the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2024 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2025 available at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

